Exhibit 99.1

Amber Premium FZE Secures In-Principle Approval from VARA for Virtual Asset Service Provider License in Dubai

Dubai, United Arab Emirates – December 17, 2025 – Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” the private banking-grade digital wealth management platform of Amber Group serving ultra-high-net-worth individuals and leading institutions, today announced that its Dubai subsidiary, Amber Premium FZE, has received an in-principle approval (“IPA”) from Dubai’s Virtual Assets Regulatory Authority (“VARA”).

The IPA, which marks the final stage before full authorization for virtual asset activities in the region, is a key step in Amber Premium’s global coverage and reflects the company’s commitment to operating under robust regulatory frameworks. The in-principle approval highlights the company’s focus on building a compliant, transparent, and trusted platform for its stakeholders.

“VARA’s in-principle approval is a milestone in our long-term build. We are deliberate in pacing growth with governance,” said Michael Wu, CEO and Chairman of the Board, Amber Premium. “This advances our goal to bring institutional-grade digital wealth management capabilities to clients in the UAE. Sustainable participation starts with compliance-first decisions - we are committed to aligning with regulatory expectations, safeguarding clients, and contributing to market integrity. We look forward to continuing the licensing process with VARA.”

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About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” is a global leading digital wealth management platform. As a private banking grade expert in digital wealth management and a subsidiary of Amber Group, Amber Premium is a trusted partner to high-net-worth individuals and leading institutions, delivering institutional-grade market access, execution infrastructure, and investment solutions. The firm is set to redefine the digital wealth management landscape, serving as a proven Nasdaq-listed gateway to digital assets. Learn more at www.ambr.io.

Media Contacts

Amber International Holding Limited

E-mail: pr@ambr.io